

February 4, 2013

Via E-mail
Brian T. Moynihan
Chief Executive Officer and President
Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-06523**

Dear Mr. Moynihan:

We have reviewed your response dated November 9, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Complex Accounting Estimates – Goodwill and Intangible Assets, page 124

1.   We note your response to the third bullet of prior comment 3 from our letter dated October 19, 2012. Please tell us in more detail how you considered the guidance in ASC 350-20-35-7 in determining that you were not required to specifically allocate those assets and liabilities to your reporting units.

2.   We note your response to the third bullet of prior comment 3 from our letter dated October 19, 2012 where you discuss the process you follow to allocate assets and liabilities to the reporting units. Tell us how you considered the fair values of the assets and liabilities allocated to each reporting unit during the hypothetical allocation process together with the fair values of the assets and liabilities you directly allocated to each of your reporting units in determining the fair value of each reporting unit as a whole. In other words, tell us how you ensure that the way you derive the fair value of your reporting units is reflective of all of the assets and liabilities that you have determined make up the carrying value of the reporting units. As part of your response, please address each of your fair value methodologies (market approach based on a weighting of tangible capital, book capital and earnings multiples, and income approach based on discounted cash flows of estimated future cash flows), separately.

3.   Describe any reconciling procedures you perform to conclude that your process of allocating assets and liabilities based on hypothetical terms (e.g. interest rate and maturity characteristics) instead of actual terms is appropriate. For example, in your response, you note that from a fair value perspective, the allocated assets and liabilities are assumed to have terms consistent with the costs the reporting units absorbed through the funds transfer pricing system. Tell us how you determine whether there are differences between the actual fair values of the assets and liabilities that are allocated from the "All Other segment" and the fair values of those same assets and liabilities based on the assumed terms you included in your hypothetical allocation methodology.

4.   Tell us whether you have made any changes as of June 30, 2011 or after to your market participant assumptions for fair value of your reporting units as it relates to Basel III and other regulatory changes. If so, tell us when those changes were made, and specifically discuss how they were reflected in each of your different fair value methodologies. If not, please tell us how you concluded that market participants have not contemplated such changes in their estimates of fair value, and tell us when you would expect, and how you would to expect, to make such adjustments to your fair value assumptions.

        You may contact Lindsay McCord at (202) 551-3417 or Stephanie Ciboroski at (201) 551-3512 with any questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director